1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      V                                                     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                                                                         No       V

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: May 26, 2004	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer

MINUTES

OF

2004 REGULAR SHAREHOLDERS’ MEETING

OF

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

(Translation)

Time and Date of Meeting: 9:30 a.m., May 11, 2004

Place of Meeting:	Auditorium in the Activity Center of Hsinchu Science Park (No. 2, Shing-An Road,

Hsinchu Science Park, Hsinchu, Taiwan, ROC)

Total outstanding shares of TSMC: 20,266,618,984 shares

Total shares represented by shareholders present: 17,342,460,631 shares

Percentage of shares held by shareholders present: 85.57%

Chairman: Dr. Morris Chang, the Chairman of the Board of Directors

Recorder: Sylvia Fang

The aggregate shareholding of the shareholders present constituted a quorum. The Chairman called the meeting to order.

A.	Agenda:

Report Items

I.	Reported the business of 2003 (Attachment I).

II.	Supervisors’ report (Attachment II).

III.	Reported the status of acquisition or disposal of assets with related parties for 2003 (Attachment III).

IV.	Reported the status of guarantee provided by TSMC as of the end of 2003:

1.	TSMC provided a guarantee for its subsidiary, TSMC North America. As of the end of 2003, the balance of the guarantee was US$40,000,000.

2.	The guarantee provided by TSMC for its subsidiary, TSMC Development, Inc was decreased by US$140,000,000 in 2003. As of the end of 2003, the balance of the guarantee was US$60,000,000.

3.	TSMC provided a guarantee for its subsidiary, WaferTech, LLC. As of the end of 2003, the balance of the guarantee was US$440,000,000.

Resolutions

I.	The 2003 Business Report (Attachment I) and Financial Statements (Attachment V) were submitted at the meeting for acceptance.

Explanatory Notes:	1.	TSMC’s 2003 Financial Statements, including Balance Sheet, Income Statement, Statement of Changes in Shareholders’ Equity, and Cash Flow Statement, were audited by certified public accountants, Messrs. Y. F. Huang and Yung-Tu Wei, of Deloitte & Touche, and were approved at the Board of Directors’ Meeting held on February 17, 2004.

	2.	The 2003 Business Report, CPA’s audit report, and the above Financial Statements are attached hereto as Attachments I, IV and V respectively.

	3.	Please accept the above Business Report and Financial Statements.

Upon solicitation of comments by the Chairman, there was no objection voiced and the following resolution was adopted unanimously by the shareholders present:

RESOLVED, that the 2003 Business Report and Financial Statements be and hereby are accepted as submitted.

II.	The proposal for distribution of 2003 profits (Attachment VI) was submitted at the meeting for discussion and approval.

Explanatory Notes:	1.	The proposal for distribution of 2003 profits was adopted at the Board of Directors’ Meeting held on February 17, 2004.

2.	The proposed distributions are first allocated from 2003 Earnings Available for Distribution, followed by Un-appropriated Retained Earnings of Previous Years.

3.	The 2003 Profit Allocation Proposal is attached hereto as Attachment VI.

Chairman:	In a special meeting of March 23, 2004, TSMC’s Board of Directors approved the buyback of its common shares by TSMC, the buyback period is running until May 23, 2004.

According to the ROC Company Law, treasury stock bought back by a company is not entitled to receive dividend. The proposed stock dividend and cash dividend per common share were calculated based on the total amount of common shares outstanding before TSMC’s current buyback of its common shares. Due to the said buyback, the ultimate dividends distributed to each share may be slightly increased.

To accelerate the processes of distribution of 2003 profits, it is proposed that the Chairman of the Board of Directors be authorized to re-calculate, after the buyback period, the cash dividend and stock dividend per common share based on the total amount of profits resolved to be distributed at this meeting and the number of common shares outstanding on the record date.

(Shareholders’ comments and questions omitted.)

Upon solicitation of comments by the Chairman, there was no objection voiced and the following resolution was adopted unanimously by the shareholders present:

RESOLVED, that the distribution of 2003 profits be and hereby is approved as proposed, and the Chairman of the Board of Directors be and hereby is authorized to re-calculate, after the buyback period, the cash dividend and stock dividend per common share based on the total amount of profits resolved to be distributed at this meeting and the number of common shares outstanding on the record date.

III.	A proposal to approve the capitalization of 2003 dividends and employee profit sharing was submitted at the meeting for discussion and approval.

Explanatory Notes:	1.	For purposes of machine purchase and production capacity expansion, it is proposed that TSMC’s capital be increased by capitalizing the dividends to common share holders of NT$28,373,266,580 and employee profit sharing of NT$2,726,513,630 allocated from 2003 Earnings Available for Distribution and Un-appropriated Retained Earnings of Previous Years.

	2.	The total amount of capital increase will be NT$31,099,780,210, and 3,109,978,021 common shares, at par value NT$10 each share, will be issued for such capital increase.

	3.	The distribution of stock dividends to common share holders will be based on their shareholdings as registered in the shareholder register on the record date. Each holder of common share will be entitled to receive a stock dividend of 140 shares for each 1,000 shares owned by such shareholder. For fractional dividend shares, the shareholders concerned may arrange for pooling together their fractional shares to form one share and register such pooling within 5 days after the record date. For the fractional shares which cannot be pooled, the distribution will be made in cash in dollar amount calculated at par value. All the fractional shares not pooled will be purchased by specific person(s) designated by the Chairman as authorized by the Board of Directors of TSMC.

	4.	Subsequent to this capital increase, the paid-in capital of TSMC will be NT$233,765,970,050, totaling 23,376,597,005 common shares issued. After the issuance of new shares is approved by the competent regulatory authority, the Board of Directors of TSMC or its designee(s) will determine a record date.

	5.	The shareholder’s rights and obligations of the new shares are the same as those of the existing shares.

Chairman:	As mentioned in Resolution II, the ultimate dividends distributed to each share may be slightly increased, due to TSMC’s current buy-back of its common shares.

To accelerate the processes of capitalization of 2003 dividends and employee profit sharing, it is proposed that the Chairman of the Board of Directors be authorized to re-calculate, after the buyback period, the stock dividend per common share based on the total amount of stock dividend resolved to be distributed at this meeting and the number of common shares outstanding on the record date.

(Shareholders’ comments and questions omitted.)

Upon solicitation of comments by the Chairman, there was no objection voiced and the following resolution was adopted unanimously by the shareholders present:

RESOLVED, that the capitalization of 2003 dividends and employee profit sharing be and hereby is approved as proposed, and the Chairman of the Board of Directors be and hereby is authorized to re-calculate, after the buyback period, the stock dividend per common share based on the total amount of stock dividend resolved to be distributed at this meeting and the number of common shares outstanding on the record date.

B.	Special Motion

(Shareholders’ comments and questions omitted.)

There being no other business and special motion, upon a motion duly made and seconded, the meeting was adjourned.

Morris Chang	Sylvia Fang
Chairman of the Board of Directors	Recorder

ATTACHMENT I

Business Report

In 2003, as the world semiconductor industry showed signs of recovering from a cyclical slowdown which began in late 2000, Taiwan Semiconductor Manufacturing Company (“TSMC”) produced the highest revenues in its history, surpassing the previous record set in 2000. TSMC also recorded its second highest net income in history.

Throughout 2003 TSMC continued to demonstrate its leadership in three important areas for sustainable profitability and future growth: advanced technology, manufacturing efficiency and customer service. For example:

•	TSMC became the first foundry with multiple low-k, 0.13-micron products in commercial production.

•	Many customers engaged TSMC on 90-nanometer process with specific products under design.

•	Cumulative product tape-outs using 0.13-micron process were close to 400 by year-end.

•	TSMC served more than 200 active customers and produced over 3,000 products in its fabs.

•	TSMC’s capability of integrating design and backend services with its core manufacturing strength provided a total solution to its customers.

Financial Strength and Results

TSMC achieved strong financial results in 2003. Revenue totaled NT$201,904 million, an increase of 25% from the previous year. Net income was NT$47,259 million, an increase of 119% compared with 2002 results, while earnings per share were NT$2.33, an increase of 122%. In US dollar terms, revenue for 2003 was US$5.87 billion, an increase of 26%, while net income grew to US$1.37 billion, a 120% increase.

Quarterly sales grew steadily from NT$39,325 million in the first quarter to a record high NT$57,780 million in the fourth quarter.

Our recovery in revenue growth preceded and surpassed that of the world semiconductor industry and helped TSMC maintain its global leadership of the foundry segment of the semiconductor market.

R&D Successes Continue to Achieve Technology Leadership

TSMC’s continued to sustain technological leadership in the industry, especially in the development of 90-nanometer process technology. Among our many achievements during 2003 are:

•	TSMC launched the industry’s first production of 90-nm copper and low-k dielectrics on 12-inch wafers.

•	TSMC generated around 17% of wafer sales from 0.13-micron products.

Enhanced Capacity and Capital Expansion Addressed Customer Needs

Total installed capacity on an 8-inch equivalent basis surpassed 4 million wafers in 2003, compared with 3.54 million wafers in 2002. The percentage of this capacity devoted to advanced process production (90-nm, 0.13-um, 0.15-um and 0.18-um) reached 51%, compared with 36% in 2002. TSMC’s first 12-inch wafer plant, Fab 12, reached volume production with nearly 28,000 12-inch wafers commercially produced in fourth quarter of 2003.

Capital expenditure for 2003 totaled NT$37.25 billion (US$1.1 billion), a decrease of 32% from 2002 and a decrease of 45% from 2001. Most of the expenditure was devoted to expansion of advanced process production capacity. During 2004, the Company plans to continue to invest in the future through significant investment in production capacity expansion, mostly in 0.13-um and 90-nm copper processes located at its 12-inch wafer fabrication facilities, Fab 12 and Fab 14.

Recognition and Awards for Outstanding Achievements

In December 2003, the Executive Yuan of the Republic China gave TSMC’s Research and Development team an exceptional recognition - “The 2003 Outstanding Scientific and Technological Worker Award”. This award, considered the highest honor for technology development in Taiwan, recognizes TSMC’s leading 0.13-micron low-k, copper system-on-chip (SoC) technology. In announcing its unanimous decision, the Award Steering Committee noted that the development of this advanced semiconductor process has not only made significant contribution to the Taiwan economy, but has also set a leading example of the successful implementation of Taiwan’s “Silicon Island” policy through advanced R&D.

TSMC continues to garner recognition and awards from around the world. Among the numerous media surveys conducted in 2003 (e.g., Asiamoney, Euromoney, FinanceAsia, Far Eastern Economic Review, IR Magazine, The Asset Magazine, Institutional Investors, and CommonWealth Magazine), TSMC stood out as a corporate role model. The awards that TSMC received in 2003 included areas of overall management, financial management, corporate strategy, corporate governance, board communications, shareholder value, investor relations, and social responsibility.

Other Corporate Developments

Among other items of interest, the Company concluded two secondary offerings of ADSs during 2003: (i) an 88 million ADS offering in July represented shares held by Executive Yuan’s Development Fund, and (ii) a 100 million ADS offering in November represented shares held by Koninklijke Philips Electronics N.V. Each TSMC ADS represents five common shares of TSMC.

Late in the year, TSMC, TSMC North America, and WaferTech filed a complaint in US District Court of Northern California against Semiconductor Manufacturing International Corporation (SMIC), SMIC (Shanghai), and SMIC Americas alleging that SMIC has infringed multiple patents and misappropriated trade secrets. The suit also asks for injunctive relief along with monetary damages. The complaint alleges that SMIC improperly obtained TSMC trade secrets and infringed TSMC patents. Management intends vigorously to protect its patents and trade secrets to maintain shareholder value.

A Bright and Promising Outlook

We believe that the world semiconductor industry is likely to expand at a compound annual growth rate of close to 10% within this decade. While global semiconductor revenue in 2003 is estimated to have grown by about 16%, revenue in 2004 is poised to increase 26%. The value of the foundry segment’s output is likely to have increased from 16% of world IC markets in 2001 to 21% in 2003. Industry drivers such as outsourcing, demand for capital efficiency, and the increased complexity of advanced integrated circuits continue to favor TSMC.

With unwavering focus on its core competencies, management is confident that TSMC will remain the leader of the industry for years to come.

ATTACHMENT II

Supervisors’ Report

The Board of Directors has prepared and submitted to the Supervisors the Company’s 2003 Business Report, Financial Statements, and proposal for allocation of profits. The CPA firm of Deloitte & Touche were retained to audit TSMC’s Financial Statements. The auditors have submitted to the Board a report relating to the Financial Statements. The Business Report, Financial Statements, and profit allocation proposal have been examined by and determined to be correct and accurate by the undersigned, the supervisors of Taiwan Semiconductor Manufacturing Company Limited. According to Article 219 of the Company Law, we hereby submit this report.

Taiwan Semiconductor Manufacturing Company Limited

Supervisor	Robbert Brakel

Supervisor	Susan Chang

Supervisor	Michael E. Porter

February 27, 2004

ATTACHMENT III

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

DETAILS OF ACQUISITION OR DISPOSAL OF ASSETS WITH RELATED PARTIES IN 2003

Unit: Thousand share / NT$K

Assets Acquired	Date of Acquisition	Number of Shares Acquired	Transaction Amount	Counterparty	Relationship with TSMC
Common Shares of Vanguard International Semiconductor Corporation	01/06/2003	109,545	766,815	Vanguard International Semiconductor Corporation	Investee

Ownership of Emerging Alliance Fund	01/10/2003	N/A	174,030	Emerging Alliance Fund	Subsidiary

ATTACHMENT IV

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders

Taiwan Semiconductor Manufacturing Company Ltd.

We have audited the accompanying balance sheets of Taiwan Semiconductor Manufacturing Company Ltd. as of December 31, 2003 and 2002, and the related statements of income, changes in shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Regulations for Auditing of Financial Statements by Certified Public Accountants, and auditing standards generally accepted in the Republic of China. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taiwan Semiconductor Manufacturing Company Ltd. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with the Guidelines for Securities Issuers’ Financial Reporting and accounting principles generally accepted in the Republic of China.

As disclosed in Note 3 to the financial statements, the Company adopted Statement of Financial Accounting Standards No. 30, “Accounting for Treasury Stock” (SFAS No. 30) on January 1, 2002. SFAS No. 30 requires a parent company to record stock held by its subsidiary as treasury stock.

We have also audited the consolidated financial statements of Taiwan Semiconductor Manufacturing Company Ltd. as of and for the years ended December 31, 2003 and 2002, and have expressed a modified unqualified opinion on such financial statements.

January 12, 2004

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdiction. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

English Translation of Financial Statements Originally Issued in Chinese

ATTACHMENT V

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

BALANCE SHEETS

DECEMBER 31, 2003 AND 2002

(In Thousand New Taiwan Dollars, Except Par Value)

	2003		2002
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$98,288,002	25	$61,656,795	16
Short-term investments (Notes 2 and 5)	12,559,019	3	—	—
Receivables from related parties (Note 18)	15,000,625	4	10,183,488	3
Notes receivable	9,893	—	60,240	—
Accounts receivable	13,907,914	4	9,495,447	3
Allowance for doubtful receivables (Note 2)	(1,016,022)	—	(929,864)	—
Allowance for sales returns and others (Note 2)	(2,126,025)	(1)	(2,363,067)	(1)
Other financial assets	1,081,742	—	969,669	—
Inventories—net (Notes 2 and 6)	10,907,158	3	10,340,336	3
Deferred income tax assets (Notes 2 and 13)	8,322,000	2	3,320,000	1
Prepaid expenses and other current assets (Notes 2 and 21)	1,591,966	—	2,014,361	1

Total current assets	158,526,272	40	94,747,405	26

LONG-TERM INVESTMENTS (Notes 2, 3, 7 and 20)
Equity method	37,262,237	10	33,042,029	9
Cost method	432,500	—	849,666	—
Funds	270,616	—	237,440	—
Prepayment for subscribed stocks	—	—	849,360	—

Total long-term investments	37,965,353	10	34,978,495	9

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 8 and 18)
Cost
Buildings	71,277,031	18	68,488,180	18
Machinery and equipment	332,252,225	84	303,334,232	82
Office equipment	6,180,495	1	5,697,828	2

	409,709,751	103	377,520,240	102
Accumulated depreciation	(247,514,312)	(62)	(188,447,604)	(51)
Advance payments and construction in progress	26,091,313	6	28,119,627	8

Net property, plant and equipment	188,286,752	47	217,192,263	59

GOODWILL (Note 2)	2,264,536	1	2,612,926	1

OTHER ASSETS
Deferred charges—net (Notes 2, 9 and 20)	7,947,331	2	9,792,490	3
Deferred income tax assets (Notes 2 and 13)	1,070,596	—	9,712,567	2
Refundable deposits (Notes 18 and 20)	177,379	—	543,469	—
Idle assets (Note 2)	94,296	—	339,400	—
Assets leased to others (Note 2)	84,347	—	87,246	—
Miscellaneous	—	—	9,250	—

Total other assets	9,373,949	2	20,484,422	5

TOTAL ASSETS	$396,416,862	100	$370,015,511	100

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Payables to related parties (Note 18)	$4,500,140	1	$2,466,998	1
Accounts payable	6,083,876	2	4,849,234	1
Payables to contractors and equipment suppliers	7,117,884	2	14,004,383	4
Accrued expenses and other current liabilities (Notes 2, 11 and 21)	7,836,084	2	5,839,488	1
Current portion of bonds (Note 10)	5,000,000	1	4,000,000	1

Total current liabilities	30,537,984	8	31,160,103	8

LONG-TERM LIABILITIES
Bonds—net of current portion (Note 10)	30,000,000	7	35,000,000	10
Other long-term payables (Notes 11 and 20)	3,300,829	1	4,281,665	1

Total long-term liabilities	33,300,829	8	39,281,665	11

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 12)	2,600,251	1	2,210,542	1
Guarantee deposits (Note 20)	763,489	—	1,395,066	—
Deferred gain on sales and leaseback (Note 2)	—	—	114,928	—

Total other liabilities	3,363,740	1	3,720,536	1

Total liabilities	67,202,553	17	74,162,304	20

SHAREHOLDERS’ EQUITY (Notes 2 and 15)
Capital stock—$10 par value Authorized: 24,600,000 thousand shares Issued:
Common—20,266,619 thousand shares in 2003 and 18,622,887 thousand shares in 2002	202,666,189	51	186,228,867	50
Preferred—1,300,000 thousand shares	—	—	13,000,000	4
Capital surplus:
Merger and others (Note 2)	56,802,829	14	56,961,753	15
Treasury stock (Note 3)	53,056	—	43,036	—
Retained earnings:
Appropriated as legal reserve	20,802,137	5	18,641,108	5
Appropriated as special reserve	68,945	—	—	—
Unappropriated earnings	50,229,008	13	22,151,089	6
Others:
Unrealized loss on long-term investments (Note 2)	(35)	—	(194,283)	—
Cumulative translation adjustments (Note 2)	225,408	—	945,129	—
Treasury stock (at cost)—40,597 thousand shares in 2003 and 42,001 thousand shares in 2002 (Notes 2, 3 and 16)	(1,633,228)	—	(1,923,492)	—

Total shareholders’ equity	329,214,309	83	295,853,207	80

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$396,416,862	100	$370,015,511	100

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche report dated January 12, 2004)

English Translation of Financial Statements Originally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

(In Thousand New Taiwan Dollars, Except Earnings Per Share)

	2003		2002
	Amount	%	Amount	%
GROSS SALES (Notes 2 and 18)	$206,157,918		$164,805,296

SALES RETURNS AND ALLOWANCES (Note 2)	(4,253,577)		(3,843,967)

NET SALES	201,904,341	100	160,961,329	100

COST OF SALES (Notes 14 and 18)	129,012,704	64	108,994,184	68

GROSS PROFIT	72,891,637	36	51,967,145	32

OPERATING EXPENSES (Notes 14 and 18)
Research and development	12,712,695	6	11,440,332	7
General and administrative	6,337,845	3	5,210,083	3
Marketing	1,193,520	1	1,140,424	1

Total operating expenses	20,244,060	10	17,790,839	11

INCOME FROM OPERATIONS	52,647,577	26	34,176,306	21

NON-OPERATING INCOME AND GAINS
Interest (Note 2)	819,377	1	1,008,147	1
Investment income recognized by equity method—net (Notes 2 and 7)	791,424	—	—	—
Gain on disposal of property, plant and equipment (Note 2)	438,804	—	273,998	—
Technical service income (Notes 18 and 20)	209,764	—	204,350	—
Gain on sales of investments	114,817	—	32,169	—
Other (Note 18)	291,613	—	244,229	—

Total non-operating income	2,665,799	1	1,762,893	1

NON-OPERATING EXPENSES AND LOSSES
Interest (Notes 2, 8, 10 and 21)	1,576,343	1	2,119,935	1
Loss on impairment of property, plant and equipment and idle assets (Note 2)	1,401,585	1	—	—
Foreign exchange loss—net (Notes 2 and 21)	755,713	—	120,568	—
Loss on disposal of property, plant and equipment	373,472	—	221,955	—
Amortization of premium expense from option contracts—net (Notes 2 and 21)	153,783	—	419,513	—

(Continued)

English Translation of Financial Statements Originally Issued in Chinese

	2003		2002
	Amount	%	Amount	%
Investment loss recognized by equity method—net (Notes 2 and 7)	$—	—	$5,716,510	4
Casualty loss—net (Note 2)	—	—	119,485	—
Other	24,205	—	108,778	—

Total non-operating expenses	4,285,101	2	8,826,744	5

INCOME BEFORE INCOME TAX	51,028,275	25	27,112,455	17
INCOME TAX EXPENSE (Notes 2 and 13)	3,769,575	2	5,502,164	4

NET INCOME	$47,258,700	23	$21,610,291	13

	2003		2002
	Before Income Tax	After Income Tax	Before Income Tax	After Income Tax
EARNINGS PER SHARE (Note 17)
Basic earnings per share	$2.51	$2.33	$1.32	$1.05

Diluted earnings per share	$2.51	$2.33	$1.32	$1.05

The pro forma net income and earnings per share for the adoption of SFAS No. 30 “Accounting for Treasury Stock” is as follows (Notes 3 and 16):

NET INCOME	$47,337,094	$21,584,382

EARNINGS PER SHARE
Basic earnings per share	$2.33	$1.05

Diluted earnings per share	$2.33	$1.05

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche report dated January 12, 2004)	(Concluded	)

English Translation of Financial Statements Originally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

(In Thousand New Taiwan Dollars)

Capital Stock Issued
	Preferred stock		Common stock
	Shares (thousand)	Amount	Shares (thousand)	Amount
BALANCE, JANUARY 1, 2002	1,300,000	$13,000,000	16,832,554	$168,325,531

Appropriations of prior year’s earnings
Legal reserve	—	—	—	—
Special reserve	—	—	—	—
Bonus to employees—stock	—	—	107,078	1,070,783
Cash dividends paid for preferred stocks	—	—	—	—
Stock dividends—10%	—	—	1,683,255	16,832,553
Remuneration to directors and supervisors	—	—	—	—
Net income in 2002	—	—	—	—
Transfer of the capital surplus from gain on sales of property, plant and equipment to retained earnings	—	—	—	—
Transfer of the capital surplus from gain on sales of property, plant and equipment of investees to retained earnings	—	—	—	—
Unrealized loss on long-term investments from investees	—	—	—	—
Translation adjustments	—	—	—	—
Reclassification of stocks of a parent company held by subsidiaries from long-term investments to treasury stock	—	—	—	—
Capital surplus resulted from sales of treasury stock	—	—	—	—

BALANCE, DECEMBER 31, 2002	1,300,000	13,000,000	18,622,887	186,228,867

Redemption and retirement of preferred stock	(1,300,000)	(13,000,000)	—	—
Appropriations of prior year’s earnings
Legal reserve	—	—	—	—
Special reserve	—	—	—	—
Bonus to employees—stock	—	—	153,901	1,539,013
Cash dividends paid for preferred stocks	—	—	—	—
Stock dividends—8%	—	—	1,489,831	14,898,309
Remuneration to directors and supervisors	—	—	—	—
Net income in 2003	—	—	—	—
Adjustment arising from changes in ownership percentage in investees	—	—	—	—
Reversal of unrealized loss on long-term investment of investees	—	—	—	—
Translation adjustments	—	—	—	—
Sale of treasury stock	—	—	—	—

BALANCE, DECEMBER 31, 2003	—	$—	20,266,619	$202,666,189

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche report dated January 12, 2004)

English Translation of Financial Statements Originally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

(In Thousand New Taiwan Dollars)

Capital Surplus
	From merger	Additional paid-in capital	From long-term investments	Excess on foreign bond investments	Gain on sales of properties	Donation	Treasury Stock	Total
BALANCE, JANUARY 1, 2002	$24,132,297	$23,172,550	$246,381	$9,410,632	$166,518	$55	$—	$57,128,433

Appropriations of prior year’s earnings
Legal reserve	—	—	—	—	—	—	—	—
Special reserve	—	—	—	—	—	—	—	—
Bonus to employees—stock	—	—	—	—	—	—	—	—
Cash dividends paid for preferred stocks	—	—	—	—	—	—	—	—
Stock dividends—10%	—	—	—	—	—	—	—	—
Remuneration to directors and supervisors	—	—	—	—	—	—	—	—
Net income in 2002	—	—	—	—	—	—	—	—
Transfer of the capital surplus from gain on sales of property, plant and equipment to retained earnings	—	—	—	—	(166,518)	—	—	(166,518)
Transfer of the capital surplus from gain on sales of property, plant and equipment of investees to retained earnings	—	—	(162)	—	—	—	—	(162)
Unrealized loss on long-term investments from investees	—	—	—	—	—	—	—	—
Translation adjustments	—	—	—	—	—	—	—	—
Reclassification of stocks of a parent company held by subsidiaries from long-term investments to treasury stock	—	—	—	—	—	—	—	—
Capital surplus resulted from sales of treasury stock	—	—	—	—	—	—	43,036	43,036

BALANCE, DECEMBER 31, 2002	24,132,297	23,172,550	246,219	9,410,632	—	55	43,036	57,004,789

Redemption and retirement of preferred stock	—	—	—	—	—	—	—
Appropriations of prior year’s earnings
Legal reserve	—	—	—	—	—	—	—	—
Special reserve	—	—	—	—	—	—	—	—
Bonus to employees—stock	—	—	—	—	—	—	—	—
Cash dividends paid for preferred stocks	—	—	—	—	—	—	—	—
Stock dividends—8%	—	—	—	—	—	—	—	—
Remuneration to directors and supervisors	—	—	—	—	—	—	—	—
Net income in 2003	—	—	—	—	—	—	—	—
Adjustment arising from changes in ownership percentage in investees	—	—	(158,924)	—	—	—	—	(158,924)
Reversal of unrealized loss on long-term investment of investees	—	—	—	—		—	—	—
Translation adjustments	—	—	—	—	—	—	—	—
Sale of treasury stock	—	—	—	—	—	—	10,020	10,020

BALANCE, DECEMBER 31, 2003	$24,132,297	$23,172,550	$87,295	$9,410,632	$—	$55	$53,056	$56,855,885

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche report dated January 12, 2004)

English Translation of Financial Statements Originally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

(In Thousand New Taiwan Dollars)

	retained earnings
	Legal reserve	Special reserve	Unappropriated earnings	Total
BALANCE, JANUARY 1, 2002	$17,180,067	$349,941	$19,977,402	$37,507,410

Appropriations of prior year’s earnings
Legal reserve	1,448,317	—	(1,448,317)	—
Special reserve	—	(349,941)	349,941	—
Bonus to employees—stock	—	—	(1,070,783)	(1,070,783)
Cash dividends paid for preferred stocks	—	—	(455,000)	(455,000)
Stock dividends—10%	—	—	(16,832,553)	(16,832,553)
Remuneration to directors and supervisors	—	—	(133,848)	(133,848)
Net income in 2002	—	—	21,610,291	21,610,291
Transfer of the capital surplus from gain on sales of property, plant and equipment to retained earnings	12,724	—	153,794	166,518
Transfer of the capital surplus from gain on sales of property, plant and equipment of investees to retained earnings	—	—	162	162
Unrealized loss on long-term investments from investees	—	—	—	—
Translation adjustments	—	—	—	—
Reclassification of stocks of a parent company held by subsidiaries from long-term investments to treasury stock	—	—	—	—
Capital surplus resulted from sales of treasury stock	—	—	—	—

BALANCE, DECEMBER 31, 2002	18,641,108	—	22,151,089	40,792,197

Redemption and retirement of preferred stock	—	—	—	—
Appropriations of prior year’s earnings
Legal reserve	2,161,029	—	(2,161,029)	—
Special reserve	—	68,945	(68,945)	—
Bonus to employees—stock	—	—	(1,539,013)	(1,539,013)
Cash dividends paid for preferred stocks	—	—	(455,000)	(455,000)
Stock dividends—8%	—	—	(14,898,309)	(14,898,309)
Remuneration to directors and supervisors	—	—	(58,485)	(58,485)
Net income in 2003	—	—	47,258,700	47,258,700
Adjustment arising from changes in ownership percentage in investees	—	—	—	—
Reversal of unrealized loss on long-term investment of investees	—	—	—	—
Translation adjustments	—	—	—	—
Sale of treasury stock	—	—	—	—

BALANCE, DECEMBER 31, 2003	$20,802,137	$68,945	$50,229,008	$71,100,090

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche report dated January 12, 2004)

English Translation of Financial Statements Originally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

(In Thousand New Taiwan Dollars)

	Unrealized Loss on Long-term Investments	Cumulative Translation Adjustments	Treasury Stock	Total Shareholders’ Equity
BALANCE, JANUARY 1, 2002	$—	$1,228,701	$—	$277,190,075

Appropriations of prior year’s earnings
Legal reserve	—	—	—	—
Special reserve	—	—	—	—
Bonus to employees—stock	—	—	—	—
Cash dividends paid for preferred stocks	—	—	—	(455,000)
Stock dividends—10%	—	—	—	—
Remuneration to directors and supervisors	—	—	—	(133,848)
Net income in 2002	—	—	—	21,610,291
Transfer of the capital surplus from gain on sales of property, plant and equipment to retained earnings	—	—	—	—
Transfer of the capital surplus from gain on sales of property, plant and equipment of investees to retained earnings	—	—	—	—
Unrealized loss on long-term investments from investees	(194,283)	—	—	(194,283)
Translation adjustments	—	(283,572)	—	(283,572)
Reclassification of stocks of a parent company held by subsidiaries from long-term investments to treasury stock	—	—	(1,923,492)	(1,923,492)
Capital surplus resulted from sales of treasury stock	—	—	—	43,036

BALANCE, DECEMBER 31, 2002	(194,283)	945,129	(1,923,492)	295,853,207
Redemption and retirement of preferred stock	—	—	—	(13,000,000)

Appropriations of prior year’s earnings
Legal reserve	—	—	—	—
Special reserve	—	—	—	—
Bonus to employees—stock	—	—	—	—
Cash dividends paid for preferred stocks	—	—	—	(455,000)
Stock dividends—8%	—	—	—	—
Remuneration to directors and supervisors	—	—	—	(58,485)
Net income in 2003	—	—	—	47,258,700
Adjustment arising from changes in ownership percentage in investees	—	—	—	(158,924)
Reversal of unrealized loss on long-term investment of investees	194,248	—	—	194,248
Translation adjustments	—	(719,721)	—	(719,721)
Sale of treasury stock	—	—	290,264	300,284

BALANCE, DECEMBER 31, 2003	$(35)	$225,408	$(1,633,228)	$329,214,309

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche report dated January 12, 2004)

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

(In Thousand New Taiwan Dollars)

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$47,258,700	$21,610,291
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	61,786,114	57,621,462
Deferred income taxes	3,639,971	5,489,503
Investment loss (income) recognized by equity method—net	(791,424)	5,716,510
Loss on impairment of property, plant, and equipment, and idle assets	1,401,585	—
Loss (gain) on sales of investments	(79,149)	2,403
Gain on disposal of property, plant and equipment—net	(65,332)	(52,043)
Accrued pension cost	389,709	355,689
Allowance for doubtful receivables	86,158	(170,628)
Allowance for sales returns and others	(237,042)	(218,484)
Changes in operating assets and liabilities:
Decrease (increase) in:
Receivables from related parties	(4,817,137)	(9,659,627)
Notes receivable	50,347	116,342
Accounts receivable—net	(4,412,467)	10,462,189
Inventories—net	(566,822)	(1,835,918)
Other financial assets	(112,073)	(248,952)
Prepaid expenses and other current assets	422,395	(98,777)
Increase (decrease) in:
Payables to related parties	2,033,142	384,392
Accounts payable	1,234,642	3,725,340
Accrued expenses and other current liabilities	1,447,119	1,088,409

Net cash provided by operating activities	108,668,436	94,288,101

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Short-term investments	(12,529,448)	—
Long-term investments	(3,006,374)	(10,187,730)
Property, plant and equipment	(37,247,465)	(54,443,595)
Proceeds from sales of:
Long-term investments	476,405	1,402
Property, plant and equipment	177,307	494,805
Increase in deferred charges	(2,137,932)	(5,724,583)
Decrease in refundable deposits	366,090	229,443
Decrease in other assets—miscellaneous	9,250	—

Net cash used in investing activities	(53,892,167)	(69,630,258)

(Continued)

	2003	2002
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of (repayment on) bonds payable	$(4,000,000)	$10,000,000
Redemption of preferred stock	(13,000,000)	—
Decrease in guarantee deposits	(631,577)	(5,815,906)
Remuneration paid to directors and supervisors	(58,485)	(133,848)
Cash dividends paid for preferred stocks	(455,000)	(455,000)

Net cash provided by (used in) financing activities	(18,145,062)	3,595,246

NET INCREASE IN CASH AND CASH EQUIVALENTS	36,631,207	28,253,089

CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	61,656,795	33,403,706

CASH AND CASH EQUIVALENTS, END OF THE YEAR	$98,288,002	$61,656,795

SUPPLEMENTAL INFORMATION
Interest paid (excluding capitalized interest of NT$138,668 thousand and NT$165,857 thousand in 2003 and 2002, respectively)	$1,652,579	$1,771,682

Income tax paid	$2,500	$12,661

Noncash investing and financing activities:
Reclassification of parent company stock held by subsidiaries from long-term investments to treasury stock	$—	$1,923,492

Current portion of bonds	$5,000,000	$4,000,000

Current portion of other long-term payables	$1,591,972	$1,157,299

Reclassification of long-term investment to short-term investment	$29,571	$—

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche report dated January 12, 2004)	(Concluded	)

ATTACHMENT VI

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

PROFIT ALLOCATION PROPOSAL

December 31, 2003

Unit: NT$

Net Income of 2003	47,258,700,304
Less:
- 10% Legal Reserves	4,725,870,030

2003 Earnings Available for Distribution	42,532,830,274

Plus:
- Reversed Special Reserve from 2002	68,945,116
- Un-appropriated Retained Earnings of Previous Years	2,970,307,902

Earnings Available for Distribution as of December 31, 2003	45,572,083,292

Distribution Items:
- Bonus to Directors & Supervisors	127,805,326
- Employees’ Profit Sharing (in cash)	681,628,401
- Employees’ Profit Sharing (in stock)	2,726,513,630
- Cash Dividends to Preferred A Shareholders	184,493,151
- Cash Dividends to Common Shareholders (NT$0.60 per share)	12,159,971,390
- Stock Dividends to Common Shareholders (NT$1.40 per share at par value)	28,373,266,580

Total Distribution	44,253,678,478

Unappropriated Earnings	1,318,404,814